UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Aventis

(Name of Subject Company (Issuer))

Sanofi-Synthelabo

(Name of Filing Person (Offeror))

Ordinary Shares,
nominal value €3.82 per Ordinary Share
(Title of Class of Securities)

ISIN No. FR0000130460

(CUSIP Number of Class of Securities)

American Depositary Shares
(each representing one Ordinary Share)
(Title of Class of Securities)

053561106

(CUSIP Number of Class of Securities)

John Spinnato
General Counsel, Vice President and Secretary
Sanofi-Synthelabo Inc.
90 Park Avenue
New York, NY 10016
Tel : (212) 551-4000
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of the filing person)

Copies to:

Laurent Cohen-Tanugi
Senior Vice President and General Counsel	David A. Katz, Esq.
Sanofi-Synthelabo	Wachtell, Lipton, Rosen & Katz
174 avenue de France	51 West 52nd Street
75013 Paris, France	New York, New York 10019
Tel : + 33 1 53 77 40 00	(212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which this statement relates:

☒	Third party tender offer subject to Rule 14d-1

☐	Issuer tender offer subject to Rule 13e-4

☐	Going private transaction subject to Rule 13e-3

☐	Amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Amendment No. 1 (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed initially with the United States Securities and Exchange Commission on April 12, 2004 by Sanofi-Synthelabo, a French société anonyme, in connection with Sanofi-Synthelabo’s offer to acquire (1) all ordinary shares, nominal value €3.82 per share, of Aventis, a French société anonyme, that are held by holders who are located in the United States and (2) all American Depositary Shares of Aventis (each an “Aventis ADS”, and each Aventis ADS representing one Aventis ordinary share), held by holders wherever located, pursuant to the terms and subject to the conditions set forth in the Prospectus, dated April 9, 2004 (the “Prospectus”), and the related ADS Letter of Transmittal and Form of Acceptance (collectively, and as hereafter amended or supplemented, the “U.S. Offer”). Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Schedule TO.

Item 8. Interests in Securities of the Subject Company

     Item 8 is amended and supplemented to add the following information:

     Jean-Pierre Meyers, Vice Chairman of the Board of Directors of L’Oréal, is also Vice Chairman (“Vice-Président du Conseil d’Administration”) of Fondation Bettencourt Schueller. Liliane Bettencourt, a member of the board of directors of L’Oréal, is also Chairman (“Président du Conseil d’Administration”) of Fondation Bettencourt Schueller, Gespral S.A. and Clymène S.A.. As of the date hereof, Fondation Bettencourt Schueller owns 3,745 Aventis ordinary shares; Gespral S.A. owns 4,400 Aventis ordinary shares; and Clymène S.A. owns 2,000 Aventis ordinary shares. On January 28, 2004, Clymène S.A. purchased 500 Aventis ordinary shares at an average purchase price of €58.30. The Aventis ordinary shares were purchased by an agent through a discretionary mandate.

     On February 13, 2004, François Vachey, Executive Vice President of Human Resources of L’Oréal, sold 705 Aventis ordinary shares for an average price of €62 per share in an open market transaction effected through his account with BNP Paribas and sold an additional 140 Aventis ordinary shares for an average price of €62 per share in an open market transaction effected through his plan d’épargne en actions account.

Item 11. Additional Information

     Item 11 is amended and supplemented to include the following information:

     On April 19, 2004, Aventis filed a complaint in the United States District Court for the District of New Jersey alleging that the public filings and public statements of Sanofi-Synthelabo in connection with the U.S. Offer violate Section 14(d) and Section 14(e) of the Williams Act, 15 U.S.C. §§ 78n(d)&(e). In the complaint, Aventis seeks (1) a declaration that Sanofi-Synthelabo has violated Section 14(d) and Section 14(e) of the Williams Act and a judgment requiring Sanofi-Synthelabo to make prompt corrective disclosures, (2) a preliminarily and permanent injunction prohibiting Sanofi-Synthelabo, its agents and employees from further violating Section 14(d) and Section 14(e) of the Williams Act, (3) a preliminary and permanent injunction prohibiting Sanofi-Synthelabo, its agents and employees from soliciting the tender of any Aventis shares unless and until Sanofi-Synthelabo fully complies with all applicable provisions of the federal securities laws and unless and until the court determines that the effects of Sanofi-Synthelabo’s alleged unlawful conduct have dissipated, (4) an award to Aventis of the costs and disbursements of the litigation and (5) an award to Aventis of any other relief that the court may deem just and proper. Sanofi-Synthelabo believes that the allegations in the complaint are without merit and plans to vigorously contest and defend against the claims made by Aventis. A copy of Aventis’s complaint is filed as Exhibit (a)(5)(vi) hereto.

     In connection with this complaint, Aventis also filed on April 19, 2004 a motion for an order (1) granting Aventis leave to conduct certain expedited discovery in support of its request for declaratory and injunctive relief and (2) setting aside the automatic stay of discovery provided by the Private Securities Litigation Reform Act insofar as that stay may apply to the litigation.

Item 12. Exhibits

     Item 12 is amended and supplemented to include the following exhibits:

(a)(5)(iv)	Press release announcing the entry into an agreement with GlaxoSmithKline regarding the divestiture of Arixtra®, Fraxiparine® and related assets, dated April 13, 2004 (incorporated herein by reference to the filing made by Sanofi-Synthelabo pursuant to Rule 425(a) on April 13, 2004)

(a)(5)(v)	Press release announcing the decision of Board of Directors of Sanofi-Synthelabo to distribute an interim dividend, dated April 15, 2004 (incorporated herein by reference to the filing made by Sanofi-Synthelabo pursuant to Rule 425(a) on April 15, 2004)

(a)(5)(vi)	Complaint of Aventis, dated April 19, 2004, filed in the United States District Court for the District of New Jersey*

*	Filed herewith

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

SANOFI-SYNTHELABO

April 20, 2004	By:	/s/ Jean-Claude Leroy

	Name:	Jean-Claude Leroy
	Title:	Senior Vice President — Strategy

Exhibit Index

Exhibit
Number	Description
(a)(1)(i)	ADS Letter of Transmittal (Aventis ADSs)*

(a)(1)(ii)	Notice of Guaranteed Delivery (Aventis ADSs)*

(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Aventis ADSs)*

(a)(1)(iv)	Letter to Clients from Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (Aventis ADSs)*

(a)(1)(v)	Guidelines for Certification of Taxpayer Indemnification Number on Substitute Form W-9*

(a)(1)(vi)	Form of Acceptance for Aventis Ordinary Shares*

(a)(1)(vii)	Technical Notice to French Financial Intermediaries and U.S. Custodians (Aventis ordinary shares)*

(a)(1)(viii)	Letter to Clients from Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (Aventis ordinary shares)*

(a)(2)	None

(a)(3)	Not applicable

(a)(4)	Prospectus, dated April 9, 2004 (incorporated herein by reference to the filing made by Sanofi-Synthelabo pursuant to Rule 424(b)(5) on April 12, 2004 (File no: 333-112314))

(a)(5)(i)	Press release announcing the offer for Aventis, dated January 26, 2004 (incorporated herein by reference to the filing made by Sanofi-Synthelabo pursuant to Rule 425(a) on January 26, 2004)

(a)(5)(ii)	Press release announcing commencement of U.S. offer , dated April 12, 2004 (incorporated herein by reference to the filing made by Sanofi-Synthelabo pursuant to Rule 425(a) on April 12, 2004)

(a)(5)(iii)	Text of newspaper advertisement dated April 12, 2004 and published in the Wall Street Journal*

(a)(5)(iv)	Press release announcing the entry into an agreement with GlaxoSmithKline regarding the divestiture of Arixtra®, Fraxiparine® and related assets, dated April 13, 2004 (incorporated herein by reference to the filing made by Sanofi-Synthelabo pursuant to Rule 425(a) on April 13, 2004)

(a)(5)(v)	Press release announcing the decision of Board of Directors of Sanofi-Synthelabo to distribute an interim dividend, dated April 15, 2004 (incorporated herein by reference to the filing made by Sanofi-Synthelabo pursuant to Rule 425(a) on April 15, 2004)

(a)(5)(vi)	Complaint of Aventis, dated April 19, 2004, filed in the United States District Court for the District of New Jersey

(b)(1)	Credit Facility Agreement, dated 25 January 2004 (incorporated herein by reference to Exhibit 10.4 to the Registration Statement on Form F-4 filed by Sanofi-Synthelabo (File No. 333-112314))

(d)	None

(g)	None

(h)(1)	Opinion of Wachtell, Lipton, Rosen & Katz regarding certain United States federal income tax matters (incorporated herein by reference to Exhibit 8.1 to the Registration Statement on Form F-4 filed by Sanofi-Synthelabo (File No. 333-112314))

(h)(2)	Opinion of Linklaters regarding certain French tax matters (incorporated herein by reference to Exhibit 8.2 to the Registration Statement on Form F-4 filed by Sanofi-Synthelabo (File No. 333-112314))

*	Previously filed on Schedule TO dated April 12, 2004.